


20170193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2017

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Re: CVS Health Corporation
Incoming letter dated January 9, 2017

Dear Mr. Moffatt:

This is in response to your letters dated January 9, 2017 and February 22, 2017 concerning the shareholder proposal submitted to CVS Health by the Merrily Lovell 2007 Trust et al. We also have received a letter on behalf of the Merrily Lovell 2007 Trust dated February 20, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Pat Miguel Tomaino
Zevin Asset Management, LLC
pat@zevin.com

March 1, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Health Corporation
Incoming letter dated January 9, 2017

The proposal urges the board to adopt and publish principles for minimum wage reform.

There appears to be some basis for your view that CVS Health may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations. In this regard, we note that the proposal relates to general compensation matters, and does not otherwise transcend day-to-day business matters. Accordingly, we will not recommend enforcement action to the Commission if CVS Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CVS Health relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

♥CVSHealth

Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

February 22, 2017

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Re: CVS Health Corporation
Shareholder Proposal of the Merrily Lovell 2007 Trust dated 3/20/2007

Ladies and Gentlemen:

This letter relates to the supporting statement (the "**Supporting Statement**") submitted by Zevin Asset Management, LLC on behalf of the Merrily Lovell 2007 Trust dated 3/20/2007 and the co-filers (the "**Proponent**"), dated February 20, 2017, in response to the no-action request (the "**No-Action Request**") submitted by CVS Health Corporation, a Delaware corporation (the "**Company**") on January 9, 2017. The No-Action Request pertains to the Proponent's request to include a shareholder proposal regarding minimum wage standards (the "**Proposal**") in the Company's 2017 proxy materials (the "**Proxy Materials**").

For the reasons set forth below and in the No-Action Request, the Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") will not recommend enforcement action if, in reliance on Rule 14a-8 of the Securities Exchange Act of 1934, as amended, the Company omits the Proposal from its Proxy Materials.

DISCUSSION

I. The Company Continues to Maintain that the Proposal Relates to the Ordinary Business Operations of the Company and Therefore May be Excluded Pursuant to Rule 14a-8(i)(7)

The Supporting Statement asserts that the Proposal should not be excluded because the No-Action Request is in direct conflict with eleven previous Staff decisions rejecting similar arguments offered by the Company in favor of a proposal that is identical in approach to the Proposal. The Proponent states that by excluding the Proposal, the Staff would be "reversing" those past decisions, which relate to proposals that are "identical [to the Proposal]…in all aspects *except for the subject matter*" (emphasis added). Of course, if the subject matter differs, the proposals referred to in the "conflicting" decisions are inherently *not* identical to the Proposal. Rather, they differ in the most fundamental of ways. The proposals addressed in the "conflicting" decisions pertain to health care principles. This Proposal, however, relates to minimum wage and thus to general employee compensation. Thus, the Staff would be reversing nothing by excluding the Proposal and adhering to its position set forth in prior decisions, including its decision last year on a nearly identical minimum wage reform proposal submitted by the Proponent. *See CVS Health Corporation* (Feb. 23, 2016); *see also Best Buy Co., Inc.* (Mar. 8, 2016); *Chipotle Mexican Grill, Inc.* (Mar. 8, 2016); *Staples, Inc.* (Mar. 8, 2016); *The TJX Companies, Inc.* (Mar. 8, 2016).

The Proponent notes that, in the allegedly conflicting no-action letters, the Staff denied no action relief because the proposals at issue related to "significant social policy issue[s]", and argues that this Proposal does the same. The Proponent's Supporting Statement claims that the issue of raising the minimum wage is an issue of "widespread public debate" and cites recent articles on the topic. That this issue is debated does not render minimum wage a significant policy issue, nor does the Staff view it as such. The Proposal squarely focuses on a general employee compensation matter – *i.e.*, minimum wages. The Staff has never found minimum wage to be a significant policy issue. Accordingly, we continue to maintain that the Proposal is properly excludable under Rule 14a-8(i)(7). *See CVS Health Corporation* (allowing the exclusion of a nearly identical 2016 proposal from the same Proponent asking CVS Health Corporation's board of directors to adopt principles for minimum wage reform); *McDonald's Corporation* (Mar. 18, 2015) (permitting the exclusion of a shareholder proposal that urged the board to encourage U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11 per hour); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting the exclusion of a proposal requesting a report that was to include, among other things, a description of "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage"); *see also Best Buy Co., Inc.* (allowing the exclusion of a proposal asking the board of directors to adopt principles for minimum wage reform); *Chipotle Mexican Grill, Inc.* (Mar. 8, 2016) (same); *Staples, Inc.* (Mar. 8, 2016) (same); *The TJX Companies, Inc.* (Mar. 8, 2016) (same); *Apple, Inc.* (Nov. 16, 2015) (allowing the exclusion of a proposal asking Apple's compensation committee to adopt new compensation principles responsive to the U.S.'s "general economy, such as unemployment, working hour[s] and wage inequality").

The Staff has also noted that the mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Securities and Exchange Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable," the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). *Exchange Act Release No. 40018* (May 21, 1998) (noting that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting").

The Proponent tries to salvage the Proposal by pointing out differences in its wording from proposals for which the Staff has granted relief. The excludable proposals, according to the Proponent, either sought to have the company conduct internal implementations, reports or assessments, or to advocate for specific legislative initiatives. This is irrelevant. Regardless of what specific action is or is not requested, the fact remains that the Proposal relates to ordinary business operations.

It is also important to note that although the Proposal includes the statement that the "proposal [does not] seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of principles for minimum wage reform," it is clear that the purpose of this self-serving statement was to avoid the same fatal flaw found in its nearly identical 2016 proposal, excluded on the grounds that the proposal related to the Company's ordinary business operations. *See CVS Health Corporation* (Feb. 23, 2016). It is also clear that implementation of the Proposal would likely have implications for the compensation of the Company's general employee population since the Company employs numerous part-time, temporary and other employees in nonprofessional job grades, and statements by the Company about minimum wages, particularly regarding the proposed increase to a $15 minimum wage that is the focus of much of the Supporting Statement, will undoubtedly relate to a significant portion of the Company's workforce. (*See Supporting Statement*, pp. 4 through 8, focusing on the "Fight for 15".)

Accordingly, we continue to maintain that the Proposal is properly excludable under Rule 14a-8(i)(7).

II. The Company Continues to Maintain that the Proposal is Misleading in Violation of Rule 14a-9 and Therefore May be Excluded Pursuant to Rule 14a-8(i)(3)

The Supporting Statement asserts that the Proposal makes evident what is being requested of the Company's board of directors (the "**Board**"), to "adopt and publish principles for minimum wage reform."[1] However, the Supporting Statement suffers from the same defects as those in the Proposal, in that it fails to clarify key terms and, as a result, is subject to multiple possible interpretations regarding the manner in which the Proposal should be implemented. For instance, the Proposal and the Supporting Statement are vague in that they fail to clarify the scope of the "minimum wage" principles it urges to the Board to adopt. The Proponent "requests that the Company adopt and publish a set of principles indicating a constructive stance in the *broad debate around minimum wage reform* (emphasis added)." Given this request, should the Board adopt principles related only to the markets in which the Company operates or are the principles sought in the Proposal intended to relate to the U.S. economy or the global economy as a whole? The Proposal also does not explain whether the proposed principles should apply only to members of the Company's workforce or to society at large. In addition, the Proposal makes assertions about a "sustainable economy," a "minimum standard

[1] The Proponent also appears to introduce a new requirement, not initially set forth in the Proposal, that the Board implement the Proposal by October. *See Supporting Statement*, p. 13. If this is in fact the Proponent's intention, it appears that the Proponent has not considered the feasibility or practicability of analyzing and developing the proposed principles for minimum wage reform in such a short time frame. Thus, in setting such an arbitrary deadline, the Proponent seeks to micro-manage Board and Company management, and as a result the Proposal is therefore excludable as related to ordinary business matters under Rule 14a-8(i)(7).

of living," the "health and general well-being of workers, and their families," and numerous other considerations. All of these are similarly vague and indeterminate, and as a result leave tremendous uncertainty about, precisely, what the Proposal is seeking to achieve.

Therefore, without further clarification from the Proponent regarding what the "principles for minimum wage reform" might seek to accomplish, it is likely that the Company and its shareholders could interpret the Proposal differently, resulting in action by the Company that departs from those actions envisioned by the shareholders voting on the Proposal.

Accordingly, we continue to maintain that the Proposal is properly excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff will take no action if the Company excludes the Proposal from its Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information.

Respectfully yours,



Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel - Corporate Services

cc: Pat Miguel Tomaino, Associate Dir. of SRI, Zevin Asset Management, LLC
Stephen Giove, Shearman & Sterling LLP
Doreen E. Lilienfeld, Shearman & Sterling LLP

February 20, 2017

Via E-Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CVS Health Corporation January 9, 2017 Request to Exclude Shareholder Proposal Regarding Minimum Wage Principles

Ladies and gentlemen:

This letter is submitted on behalf of Merrily Lovell 2007 Trust by Zevin Asset Management, LLC as the designated representative in this matter (hereinafter referred to as "Proponent"), which is the beneficial owner of 200 shares of common stock of CVS Health Corporation (hereinafter referred to as "CVS" or the "Company"), and which has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to CVS, to respond to the letter dated January 9, 2017 sent to the Office of Chief Counsel by CVS, in which it contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

After reviewing the Company's letter and the relevant SEC rules as they apply to the Proposal, we have concluded that the Proposal must be included in CVS's 2017 proxy statement because the Company has not met its burden of proof of demonstrating the Proposal is (1) vague or (2) not focused on a significant policy issue confronting the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to CVS's Associate General Counsel and Assistant Secretary, Thomas S. Moffatt via e-mail at thomas.moffatt@cvshealth.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> *the Board to adopt and publish principles for minimum wage reform.*
>
> *This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.*
>
> ***Supporting Statement***
>
> *We believe principles for minimum wage reform should recognize:*

1. *A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and*

2. *The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.*

The Proposal is Focused on the Public Policy Debate over Minimum Wage Reform, not The Company's Internal Approach to Compensation.

We need to clarify at the outset of this discussion that this Proposal is clearly and unambiguously not focused on the Company's internal approach to compensation. The Proposal states unambiguously: "**Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform**." This is a significant change from the proposal filed on minimum wage principles for inclusion on the Company's 2016 proxy ballot and fundamentally defines this Proposal as not focusing on general compensation matters.

At the level of language, the term *minimum wage reform* clearly denotes the Proposal's focus on federal, state, and local policy debates, rather than the Company's internal practices. According to Merriam-Webster *minimum wage* is "specifically: a wage fixed by legal authority or by contract as the least that may be paid either to employed persons generally or to a particular category of employed persons."[1] *Minimum wage* is commonly understood to refer to the lowest wage that employers are permitted to pay by requirement (either legislated or contracted) — rather than the wage that employers choose to pay as a matter of internal policy. A brief canvass of ordinary Americans would more than confirm that *minimum wage* is understood to refer to the legal and policy framework. After all, when political leaders speak about raising, maintaining, or reforming the *minimum wage*, it is universally understood that they mean the market-wide, legally-mandated minimum wage, not the wages paid by this or that company. Moreover, the term *reform* conjures familiar concepts like "health care reform," which takes place at the market/policy level, and the Supporting Statement further affirms the Proposal's broad policy focus with references such as "federal minimum wage," "federal minimum wage increase," and the citation of more than 600 leading economists arguing that "*the U.S.* should raise the minimum wage and index it." Contrary to the Company's reading, the above will be plain to shareholders seeking to assess the Proposal and its request.

As discussed below, there is little doubt that the minimum wage is a significant public policy issue that has been the subject of widespread public debate for years. In light of this fact, we believe that many companies, including CVS, cannot avoid getting caught up the intense public attention that is being shined on local, state and federal minimum wage laws. For this reason, it is our opinion that saying nothing about the policy debate is not an option for CVS. This is particularly true for a consumer facing company like CVS that must spend an enormous amount of time and money cultivating, protecting and maintaining its reputation. And given the evidence of a relationship between worker wages and economic growth for consumer facing companies, it is our belief that

[1] https://www.merriam-webster.com/dictionary/minimum%20wage

CVS, as a company, would benefit from adopting a set of principles that articulates a constructive public policy position in legislative and regulatory debates that will arise regarding minimum wage reform.

While we clearly believe that the principles should recognize that a sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families and should include indexing; out of an abundance of caution and out of respect for the discretion that must be afforded to management, we have not asked the company to adopt any specific language. To do otherwise would risk the appearance of an attempt to micro-manage the Company.

This was the Proponent's motivation for including language making it clear that the Proposal does not "seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform." That statement, the clear language of the Proposal, and the context provided by the rest of the Resolved Clause and the material in the Supporting Statement, convey to other shareholders that this Proposal is focused on the broad policy matter of minimum wage reform, not compensation arrangements within the Company's own operations.

This Proposal requests a statement of outward facing principle. CVS's Footnote #2 on Page 4 of the January 9, 2017 letter refers to a memo from Zevin updating our clients on the corporate engagement we undertake to manage environmental, social and governance risks in their portfolios. However, nothing in the memo highlighted by the Company contradicts the outward, policy focus of this Proposal. The Proposal requests that the Company adopt and publish a set of principles indicating a constructive stance in the broad debate around minimum wage reform at the legislative and policy level. In the Supporting Statement, the Proposal indicates suggestions for what those principles should address. The memo simply informs Zevin's clients that we are urging CVS to take constructive, public stances on minimum wage reform debates in line with the suggestions in the Proposal's Supporting Statement.

On Page 7 of the January 9 letter, the Company states that it "actually pays none of its employees the federal minimum wage." The Proponent does not contest that assertion, which does not detract in the least from the need for CVS to investigate and adopt a constructive policy position on the minimum wage debate occurring on the federal, state, and municipal levels all around this country. Although none of its employees are paid the federal minimum wage, the Company and its trade associations/coalitions may consider lobbying on the issue of minimum wage reform at any of those levels simply because the Company may believe that it has a stake in the outcome of those debates. The Proponent's only interest is that any such activity be transparent, constructive reasoned, and in keeping with long-term shareholder value. None of this assumes a one-to-one relationship between the broad issue of minimum wage reform and the pay actually received by CVS employees, and it is not warranted for the Company to ascribe such a purpose to the Proponent.

Our goal is to end the Company's silence on the significant public policy issue of minimum wage reform that clearly affects its business risks and opportunities. Now is the time to address the widespread public debate one way or the other. To not do so may present reputational risks to the

Company and potential financial consequences as economy wide wage stagnation can present significant challenges for a company's efforts to grow sales.

Minimum Wage Reform is an issue of Widespread Public Debate.

Local, state and national minimum wage policy is undoubtedly a significant policy issue that is subject to widespread public debate. Questions surrounding what public policy should be on the minimum wage have of course been debated nationally since the 1930s when the Fair Labor Standards Act of 1938 was introduced and passed.

Most recently, the issue has reasserted itself into the public consciousness through the "Fight for 15" movement which began in 2012.[2] This campaign has mobilized tens of thousands of workers in hundreds of cities across the country attracting widespread public, media and business attention.[3]

Over the past two years since the "Fight for 15" began we have seen the public debate occur at all levels of public discourse including the following examples:

- A 2016 leaked survey of 1,000 business executives conducted by LuntzGlobal showed strong business support for raising the minimum wage. Among the most interesting findings: 80 percent of respondents said they supported raising their state's minimum wage, while only eight percent opposed it. 'That's where it's undeniable that they support the increase,' LuntzGlobal managing director David Merritt told state chamber executives in a webinar describing the results, noting that it squares with other polling they've done. 'And this is universal. If you're fighting against a minimum wage increase, you're fighting an uphill battle, because most Americans, even most Republicans, are okay with raising the minimum wage.'" https://www.washingtonpost.com/news/wonk/wp/2016/04/04/leaked-documents-show-strong-business-support-for-raising-the-minimum-wage/

- In July 2016, JPMorgan CEO Jamie Dimon discussed at length in a *New York Times* Op-Ed the problems with low wages across the country. http://www.nytimes.com/2016/07/12/opinion/jamie-dimon-why-were-giving-our-employees-a-raise.html

- The day after the 2016 election *The Atlantic Monthly* ran a leading story that stated "In spite of rhetoric that heralded a massive electoral rebuke of progressive values on Tuesday, labor-friendly policies also had a strong night at the polls. Four states—Arizona, Colorado, Maine, and Washington—passed ballot measures that will raise the minimum wage significantly by the year 2020." http://www.theatlantic.com/business/archive/2016/11/minimum-wage-2016/507158/

---

[2] See, e.g. http://articles.latimes.com/2012/nov/29/business/la-fi-mo-fast-food-strike-20121129 and http://fightfor15chicago.org/wordpress/wp-content/uploads/2014/03/A-Case-for-15-Report.pdf

[3] See , e.g. http://www.newyorker.com/magazine/2014/09/15/dignity-4; http://fortune.com/2015/12/31/minimum-wage-hike/; and http://blogs.wsj.com/economics/2015/11/10/unions-push-to-establish-bloc-of-low-wage-voters/.

- A similar take was put forward by the *New York Times* shortly after the election in an article entitled "Eyeing the Trump Voter, 'Fight for $15' Widens Its Focus": "This much, however, is undeniable: The Fight for $15 movement has put the minimum wage fight back on the political agenda. Hillary Clinton and Bernie Sanders both came out for a $15 minimum wage during their primary battle, and although Donald Trump has been all over the map on the issue, he has at times seemed to endorse a $10 federal minimum. Meanwhile, the success of minimum-wage initiatives at the ballot box — even in red states, and even in years when Republicans made big gains — shows the broad popularity of the policy." https://www.nytimes.com/2016/11/29/business/economy/fight-for-15-wages-protests.html

- The World Economic Forum *The Inclusive Growth and Development Report 2017*, published in January 2017, highlighted income inequality as a significant policy issue for the business community. http://www3.weforum.org/docs/WEF_Forum_IncGrwth_2017.pdf

- 2012 Republican Presidential Nominee Mitt Romney recently stated "I think we're nuts not to raise the minimum wage. I think, as a party, to say we're trying to help the middle class of America and the poor and not raise the minimum wage sends exactly the wrong signal." https://www.washingtonpost.com/politics/republican-hopefuls-agree-the-key-to-the-white-house-is-working-class-whites/2016/01/12/fa8a16aa-b626-11e5-a76a-0b5145e8679a_story.html

- "Nearly two-thirds of mayors surveyed anonymously by *Politico* say that raising the minimum wage is something they would endorse. A third of them say they would heed the rallying cry of unions and progressives to push the wage as high as $15." http://www.politico.com/magazine/story/2016/01/mayors-survey-minimum-wage-213563#ixzz3yXtGWiAy

- "The final debate before the Iowa caucus is taking place in Charleston, SC at the Gaillard Center on Sunday night. Outside of the debate, hundreds of protesters claiming to be underpaid marched through downtown Charleston. The protesters held signs that read 'Come get our vote!' as they chanted 'I believe we will win.' The demonstrators included fast food, home care and child care workers, all pushing for $15 an hour minimum wage and union rights." http://wivb.com/2016/01/18/protestors-march-in-charleston-demanding-15-min-wage-union-rights-before-dem-debate/

- 2016 Presidential campaign ads hit on the issue: for example, "Hillary Clinton campaign airs ad in Iowa focused on wage gap." http://www.cbsnews.com/news/hillary-clinton-campaign-airs-ad-in-iowa-focused-on-wage-gap/

- "Idaho Democrats plan on proposing an increase to the state minimum wage during the 2016 legislative session. The plan would raise the minimum wage to $8.25 an hour for 2017, and then $9.25 by 2018. Democratic leaders say the goal is to make sure Idahoans who work full time at the minimum would not need to rely on government programs to survive."

http://kboi2.com/news/local/people-cant-really-afford-to-live-idaho-lawmakers-fight-for-higher-minimum-wage

- "CEDAR RAPIDS — The Linn County Board of Supervisors plans to explore with its cities, businesses and residents the possibility of enacting a countywide minimum wage ordinance." http://www.thegazette.com/subject/news/government/linn-county-explores-minimum-wage-increase-20160113

- "Minimum Wage Set to Increase in New York" "The rising wages mark the latest chapter in a long-simmering political battle over worker pay in New York and across the country." http://www.wsj.com/articles/minimum-wages-set-to-increase-in-new-york-1451525763

- "In his State of the State speech yesterday, Governor Cuomo repeated his vow to phase in a $15-an-hour minimum wage across New York State by 2021. He said millions of low-wage workers are forced to choose between paying their rent or feeding their families." http://www.northcountrypublicradio.org/news/story/30687/20160114/in-speech-cuomo-renews-push-for-15-minimum-wage

- "OLYMPIA, Wash. -- Gov. Jay Inslee delivered his annual State of the State address Tuesday in which he outlined a bold agenda for 2016, including a big hike in the minimum wage for workers, and a big pay increase for teachers." http://q13fox.com/2016/01/12/inslees-state-of-the-state-address-raise-min-wage-to-13-50-and-pay-teachers-more/

- "Supporters of raising Washington state's minimum wage have filed a ballot measure that would incrementally raise the rate to $13.50 an hour over four years starting in 2017." http://www.king5.com/story/news/politics/state/2016/01/11/new-ballot-measure-introduced-raise-state-minimum-wage/78640874/

- "Minimum Wage Gets Shout-Out During Final State Of The Union" http://dailycaller.com/2016/01/12/minimum-wage-gets-shout-out-during-final-state-of-the-union/#ixzz3xihG8e36

- "AUGUSTA, ME — Frustrated by inaction at the state and federal levels, advocates for a higher minimum wage filed more than 75,000 petition signatures Thursday to put an initiative to voters aimed at raising the statewide minimum to $12 an hour by decade's end." http://www.pressherald.com/2016/01/14/coalition-claims-enough-signatures-for-maine-ballot-question-on-12-minimum-wage/

- "The Santa Monica City Council on Tuesday night approved a minimum wage ordinance that would put it in line with its neighbors in Los Angeles city and county. As in Los Angeles, the law, which still must come before the council for a second reading in two weeks, would raise the minimum wage at most businesses in the city to $15 by 2020."

http://www.latimes.com/local/lanow/la-me-ln-santa-monica-minimum-wage-20160112-story.html

- "The story the Sicklerville single mother shared on Thursday morning was just one of three real-life examples highlighted by Congressman Donald Norcross (D-1 of Camden) on Thursday morning as he launched an ambitious legislative effort to raise the federal minimum wage to $15 an hour by 2023, an initiative he called the 'Fight for 15.'" http://www.nj.com/gloucester-county/index.ssf/2016/01/nj_congressman_launches_fight_to_raise_us_minimum.html

- "Along with the new year, the minimum wage rates in 14 states (Alaska, Arkansas, California, Colorado, Connecticut, Hawaii, Massachusetts, Michigan, Nebraska, New York, Rhode Island, South Dakota, Vermont and West Virginia) have increased. San Francisco, Seattle and Los Angeles plan to raise their minimum wage rates to $15 an hour in 2016. Although Democrats have tried raising the federal minimum wage to $12 and $15 an hour, it has remained at $7.25 since 2009. Twenty-nine states and the District of Columbia have minimum wages higher than the federal pay floor." http://www.natlawreview.com/article/new-year-rings-more-minimum-wage-increases#sthash.g9sbETtH.dpuf

- "Gov. Kate Brown is pushing a new, two-tiered system that would increases wages in Portland to $15.52 over the next six years, while other areas would have a minimum of $13.50. The state's current minimum wage is $9.25. If approved by state legislators, Oregon would join a growing list of states that are boosting minimum-wage paychecks. Thirteen states, including California, Nebraska and Vermont, are set to bolster their minimum wages in 2016." http://money.cnn.com/2016/01/15/news/economy/oregon-minimum-wage-hikes/

- "On January 19, 2016, airline workers in Boston, New York City, Newark, Philadelphia, Chicago, Seattle, Fort Lauderdale and Portland, Oregon protested for $15 minimum wage." http://www.miamiherald.com/news/local/community/miami-dade/article55299245.html

- "TUSCALOOSA, Ala — Tuscaloosa residents spent Monday celebrating the life of Dr. Martin Luther King Junior and all he stood for. Hundreds of people gathered to honor him and raise awareness about an issue many face today, minimum wage. Many Tuscaloosa residents used the time to send a message to the city, they want to see an increase in minimum wage from $7.25 to $10.10 an hour." http://abc3340.com/news/local/minimum-wage-rally-in-tuscaloosa

- "A proposal to incrementally raise the minimum wage in Long Beach to $13 an hour by 2019 will be considered by the Long Beach City Council Tuesday night." http://losangeles.cbslocal.com/2016/01/19/long-beach-considers-proposal-to-raise-minimum-wage-to-13-by-2019/

- “Reflecting the significance of the issue, The National Conference of State Legislatures have a portion of their website and work streams dedicated to the minimum wage debate.” http://www.ncsl.org/research/labor-and-employment/state-minimum-wage-chart.aspx

- "Price hikes for wage increase did not hurt Chipotle sales" New York Post July 23, 2015 http://nypost.com/2015/07/23/price-hikes-for-wage-increase-did-not-hurt-chipotle-sales/

- "How feel-good companies are navigating the minimum-wage fray" CNBC May 21, 2014 http://www.cnbc.com/2014/05/21/how-feel-good-companies-are-navigating-the-minimum-wage-fray.html

- "Chipotle Responds To 14% Minimum Wage Increase With 14% Higher Prices" The Libertarian Republic July 13, 2015 http://thelibertarianrepublic.com/chipotle-responds-to-14-minimum-wage-increase-with-14-higher-prices/#ixzz3xj6wZboZ

- "Religious leaders urge minimum raise increase" The Des Moines Register January 19, 2016 http://www.desmoinesregister.com/story/opinion/columnists/iowa-view/2016/01/18/religious-leaders-urge-minimum-raise-increase/78965350/

- "Religious Leaders Call On Congress To Raise Minimum Wage" The Huffington Post April 30, 2014 http://www.huffingtonpost.com/2014/04/30/religious-faith-congress-minimum-wage_n_5240910.html

- "Some of Kansas City's religious leaders join minimum wage fight, will fast during protest" KSHB July 9, 2015 http://www.kshb.com/news/local-news/video-some-of-kansas-citys-religious-leaders-join-minimum-wage-fight-will-fast-during-protest

- "Labor and religious leaders lobby Albany lawmakers for minimum wage increase" New York Daily News November 25, 2014 http://www.nydailynews.com/blogs/dailypolitics/labor-religious-leaders-lobby-minimum-wage-hike-blog-entry-1.2023353

- "US Catholic leaders seek minimum wage hike to help workers cope with poverty" Christian Today August 3, 2015 http://www.christiantoday.com/article/us.catholic.leaders.seek.minimum.wage.hike.to.help.workers.cope.with.poverty/60852.htm

We have also seen polling indicate widespread public support for increasing the minimum wage. Just this month, a Hart Research Poll concluded that "Three in four Americans support raising the federal minimum wage to $12.50 per hour by the year 2020" and "Americans also strongly support automatically adjusting the minimum wage to the cost of living, and raising the minimum wage for tipped workers."[4]

This level of interest has been consistent over time. For example, a Pew poll in 2013 reported "Seven in 10 Americans say they would vote "for" raising the minimum wage." The report announcing those poll results indicated that this level of support reaches back to the mid nineties.[5]

The lobbying priorities of trade associations and coalitions supported by CVS further indicate that minimum wage reform is a roiling policy issue of great importance. The Company disclosed that it paid dues to more than 20 such groups in 2015 that support initiatives relevant to its business. Many of those groups (for example, the California Retailers Association and the Florida Retail Federation) have staked out strong public policy positions on minimum wage reform. Those organizations' activity across the country confirms that minimum wage reform is a matter of ongoing public debate. The Company's support for such groups acknowledges the importance of this debate — though a more focused statement of principle from CVS is needed to (1) reassure investors seeking the Company's view on minimum wage reform and (2) address risks that arise when third-party trade associations lobby with the Company's membership dues on this contentious issue.

For all of these reasons, we believe it is impossible for the Company to argue that minimum wage reform is not a significant policy issue which is subject to widespread public debate and beyond the day-to-day affairs of the Company.

2016 no-action letters are in direct conflict with eleven earlier decisions.

In 2008, shareholder proposals were filed at United Technologies, General Motors, Xcel, Exxon Mobil, and UnitedHealth[6] that requested the following:

> RESOLVED: Shareholders of UnitedHealth Group Incorporated (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

[4] http://www.nelp.org/content/uploads/2015/03/Minimum-Wage-Poll-Memo-Jan-2015.pdf
[5] http://www.gallup.com/poll/160913/back-raising-minimum-wage.aspx. See also, http://www.nytimes.com/2015/06/04/business/inequality-a-major-issue-for-americans-times-cbs-poll-finds.html?_r=0
[6] *United Technologies* (January 31, 2008); *General Motors Corporation* (March 26, 2008); *Xcel Energy Inc.* (February 15, 2008); *Exxon Mobil Corporation* (February 25, 2008); *UnitedHealth Group Incorporated* (April 2, 2008) (Company reconsideration rejected April 15, 2008).

A variation of this proposal was also filed at UST Inc.[7] In 2009, the same shareholder proposal was filed at CBS, Yum!, Raytheon, PepsiCo, and Nucor Corporation.[8]

In 2008 and 2009, the Staff characterized the shareholder proposal as "urg[ing] the board of directors to adopt principles for healthcare reform such as those based upon principles specified in the proposal" and concluded in all eleven cases, that the shareholder proposal was not excludable under rule 14a-8(i)(7).

In all eleven of these cases, the companies argued that the proposal was excludable under 14a-8(i)(7) because the subject matter of the proposals appeared to involve the companies' health care coverage policies for their employees. The companies also argued that proposals concerning health and benefits for employees related to ordinary business operations, and therefore were excludable under rule 14a-8(i)(7).

In responding to the companies' no-action requests, the proponents were successful in arguing that a proposal which asks a company to adopt a set of principles regarding policy reform (in that case health care) is not excludable because it is not focusing on internal operations, but rather was focused externally on a significant social policy issue affecting the company. In the end, the Staff agreed with the proponents in all eleven cases concluding that the proposal was not excludable.

It is our belief that the Proposal at issue fits perfectly into the model provided by those eleven cases and that by excluding the Proposal the Staff would be reversing eleven long-standing cases and the basic principle that it is permissible to ask a company to adopt and disclose principles on a significant policy issue confronting the company.

This Proposal is identical to the eleven cases in all aspects except for the subject matter. They all ask the company to adopt principles, and they all provide some description of the principles that the proponents think would be advisable. In the eleven prior cases, the subject matter was health care reform and letters provided by proponents to defend those proposals all demonstrated that health care reform is a significant policy issue by discussing evidence of the widespread public debate that was occurring in 2007 and 2008 (and earlier). In the case of this Proposal, the subject matter is minimum wage reform and we have provided ample evidence of how it is a significant policy issue subject to widespread public debate.

Employee compensation and benefits, including health care, are traditionally considered ordinary business matters. Both federally enacted health care laws and federally adopted minimum wage law could have an impact on internal company practices. Nevertheless, the proposals should be included because "proposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day to day business

---

[7] *UST Inc.* (February 7, 2008) - Resolved: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

[8] *CBS Corporation* (March 30, 2009); *Yum! Brands, Inc.* (March 9, 2009); *Raytheon Company* (March 30, 2009); *PepsiCo, Inc.* (February 26, 2009); *Nucor Corporation* (February 27, 2009).

matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7). (Staff Legal Bulletin 14H (October 22, 2015) (internal citations omitted)).

In 2008 and 2009, Staff agreed that a request to adopt principles for legislative reform legal reform that may directly impact an internal matter of ordinary business (provision of health care to employees), would be admissible because it focused on a significant policy matter. Staff restated this view eleven times. There can be no dispute that both health care reform and minimum wage reform raise significant policy matters. Nor can there be any dispute that the instant proposal focuses on this significant policy matter, as it is closely modeled on the earlier health care reform proposals. It is clearly distinguishable from prior proposals that mentioned the minimum wage, but focused on a company's internal pay practices. If the instant Proposal is excluded, investors will be left to conclude that either the Proposal has been misread, or that the Staff determined to limit the significant policy exception after reaffirming its broad scope in SLB 14H.

A separate group of Health Care Reform Principles proposals that were excluded demonstrate the permissibility of the Proposal.

The appropriateness of the Proposal under rule 14a-8(i)(7) is made even clearer when it is contrasted with a separate group of proposals that also asked for adoption of principles on a significant public policy issue, **but** which differed in very significant ways. Those excluded proposals sought to either (1) have the company conduct an internal implementation assessment or (2) advocate "for specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits". This Proposal explicitly does neither and therefore is not excludable under rule 14a-8(i)(7).

In *Pfizer Inc.* (February 18, 2014), the proposal went beyond simply asking for the company to adopt health care reform principles. Instead, it suggested the principles call for the following: "Repeal state-level laws that prevent insurance companies from competing across state lines."; "Repeal government mandates that dictate what insurance companies must cover"; "meaningful tort reform to reduce doctors' insurance costs."; and federal tax reform. See also, *Bristol-Myers Squibb Company* (February 18, 2014); *Johnson and Johnson* (February 18, 2014); *Eli Lilly and Company* (February 18, 2014); and *CVS Caremark Corporation* (February 19, 2014). In excluding those "specific legislative initiatives" proposals, the Staff properly observed in its no-action letter that the proposals were excluded because they "involve[d] Pfizer in the political or legislative process relating to an aspect of Pfizer's operations."

In contrast to *Pfizer*, this Proposal explicitly states "This proposal *does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation*." (Emphasis added). Further, the Proposal does not delve into the details of specific laws, rather focusing at a high level with a focus on a sustainable economy, a minimum standard of living and indexing. The Proposal, in this way, demonstrates explicitly that it was seeking to avoid the fatal flaw found in *Pfizer*. Just looking at the intricate detail found in the *Pfizer* proposal[9] shows clearly that the Proposal is materially different and therefore permissible under rule 14a-8(i)(7).

In addition, the Proposal stands in stark contrast to the "implementation report" proposals — *CVS Caremark Corporation* (February 29, 2008) and *Wyeth* (February 25, 2008) — which were properly excluded because they were focused on internal implementation of the companies' own health care policies and practices.

The *CVS* and *Wyeth* proposals differed in a crucial manner compared to the eleven permitted proposals discussed in the previous section because they requested "the Board to *report annually about how it is implementing such principles*." (Emphasis added). We know this was the basis for exclusion because the Staff specifically noted this fact in its no-action letter when it observed that the *CVS* and *Wyeth* proposal asked the company "to report annually on how it is implementing such principles."

In making this additional request, the *CVS* and *Wyeth* proponents fatally transformed the permissible proposals from an outward looking set of principles that focused on a significant policy issue, into an inward looking analysis of the companies' own benefits for their workers. The request to analyze their own implementation of the principles was a fatal flaw because it altered the proposal in a fundamental way: from one focused on a policy issue to one focused on employee benefits.

In contrast to *CVS* and *Wyeth*, the Proposal does not include such language anywhere in the Proposal. There is no request for an implementation report. There is no reference to implementation at all, except for the language that is intended to avoid any implication of implementation: "Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform." Nowhere in the Proposal is there any implication – or explicit request or suggestion – that the Company issue a report, let alone issue a report that assesses how minimum wage reform would impact the wage structure of the company or how it would implement such a change.

In the eleven successful proposals on health care reform one could certainly argue that they implicitly touch on implicate internal benefit policies and practices – in fact the companies did exactly that. But those eleven successful proposals, like the Proposal, did not ask for an implementation report. For that reason, *CVS* and *Wyeth* stand clearly for the conclusion that the Proposal does not violate rule 14a-8(i)(7) because it does not focus on the internal operations of the Company.

[9] 1. Repeal state-level laws that prevent insurance companies from competing across state lines. 2. Increase cost transparency of health care treatments so consumers can be better-informed market participants. 3. Repeal government mandates that dictate what insurance companies must cover. 4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices. 5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits. 6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

CVS has failed to meet its burden of demonstrating that the Proposal is so inherently vague and indefinite as to be misleading.

The Proposal urges the Board to adopt and publish principles for minimum wage reform by October and goes on to articulate what we believe those principles should be: 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

In doing so, the Proponents spells out the request clearly and succinctly, thereby making it evident what is being requested of the board: publish principles for minimum wage reform. Similarly, the Proponents make it clear what they think the principles should be. However, the board is free to choose to adopt the language that the Proponents suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company.

As pointed out in *United Technologies*, the relevant standard to consider on a vagueness claim are Staff decisions on shareholder proposals requesting the adoption of human rights principles and standards. E.g. *McDonald's Corporation* (March 22, 2007); *Peabody Energy Corporation* (March 16, 2006); and *E.I. du Pont de Nemours and Company* (February 11, 2004). In those cases, the Staff denied requests to exclude the proposals under Rule 14a-8(i)(3) where the proposals urged adoption of company principles or standards for human rights. As in the Proponent's Proposal, those proposals presented clear requests for board action on a significant social policy issue and they presented principles or standards upon which the companies might base their actions. See also, *Eli Lilly and Company* (January 21, 2016) – proposal which requested board review the company's guidelines for selecting countries / regions for its operations and issue a report identifying the company's criteria for investing in, operating in and withdrawing from high-risk regions found to be not too vague.

Similarly, the Company complains that we have not defined a number of terms such as "principles" or "reform." We would respectfully refer the Staff to our discussion of language on Page 2 of this submission and reiterate that the language used and its context make the meaning of this proposal plain. Furthermore, however, there is no requirement that terms be defined or even universally agreed upon. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague). Similarly, the terms identified by the Company are well understood terms, not only in the investor community, but amongst the general public as well.

As stated earlier, the Proponents spell out the request clearly and succinctly. The plain language of the Proposal makes it evident what is being requested of the board and they are free to choose to adopt the language that we suggest or they can adopt a different set of principles. In doing so, we do not attempt to micro//-manage the Company. The Company has the appropriate level of discretion to determine how best to implement the Proposal.

For these reasons, we respectfully urge the Staff to conclude that CVS has not met its burden to demonstrate that the Proposal is inherently vague and indefinite as to be misleading.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8.

Thank you for your consideration. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance. Please contact me at (617) 742-6666 or pat@zevin.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

Appendix A

PRINCIPLES FOR MINIMUM WAGE REFORM

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam has written: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting strong wages and indexing:

- In his campaign, president-elect Donald Trump (then Chairman of the Trump Organization) called for a minimum wage increase.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

♥CVSHealth

Thomas S. Moffatt
Vice President, Asst. Secretary & Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 9, 2017

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

(Via e-mail: shareholderproposals@sec.gov)

Re: CVS Health Corporation
Shareholder Proposal of the Merrily Lovell 2007 Trust

Ladies and Gentlemen:

CVS Health Corporation, a Delaware corporation (the "**Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by Zevin Asset Management, LLC on behalf of the Merrily Lovell 2007 Trust (the Merrily Lovell 2007 Trust, the "**Proponent**") in a letter dated November 22, 2016[1]. The Proponent seeks inclusion of the Proposal in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). A copy of the Proposal and all related correspondence with the Proponent and the co-filers are attached hereto as Exhibit A. The Company hereby requests confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend enforcement action if, in reliance on Rule 14a-8 of the Exchange Act, the Company omits the Proposal from its 2017 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2017 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D, *Shareholder Proposals* (Nov. 7, 2008), this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent or the co-filers elects to submit to the Commission or the staff of its Division of Corporation Finance. Accordingly, we are hereby informing the Proponent and the co-filers that if the Proponent or the co-filers elects

[1] The Company subsequently received the same proposal from a number of additional shareholders, each of whom indicated that they were filing the proposal in conjunction with Zevin Asset Management, the "lead filer" of the proposal. The additional filers include: Trillium Asset Management on behalf of Portfolio 21 Global Equity Fund; Benedictine Sisters of Mount St. Scholastica; Benedictine Sisters of Baltimore; Benedictine Sisters of Boerne, Texas; and Dominican Sisters of Grand Rapids, MI. These additional proponents are referred to collectively as the "co-filers", and all references in this letter to the "Proponent" should be read to include the co-filers.

to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and the co-filers as notification of the Company's intention to omit the Proposal from its 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

I. The Proposal

The Proposal states: "CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform."

II. Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from the 2017 Proxy Materials under both Rule 14a-8(i)(7) and Rule 14a-8(i)(3) because (1) it deals with a matter relating to the Company's ordinary business operations (compensation of employees generally) and (2) it is misleading in that it is vague and indefinite and the supporting statement contains potentially misleading statements.

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Involves Matters that Relate to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

i. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to General Employee Compensation

The Commission stated that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The Staff has repeatedly permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues.

Staff Legal Bulletin No. 14A (Jul. 12, 2002) ("**SLB 14A**"). In SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7)...."

The Staff has concurred in the exclusion under Rule 14a-8(i)(7) of proposals that have advocated for minimum wage reform on the grounds that they relate to general compensation matters, and thus to ordinary business operations, on multiple occasions. *See CVS Health Corporation* (Feb. 23, 2016) (allowing the exclusion of a nearly identical proposal from the same Proponent asking CVS Health Corporation's board of directors to adopt principles for minimum wage reform); *see, e.g., Best Buy Co., Inc.* (Mar. 8, 2016) (allowing the exclusion of a proposal asking the board of directors to adopt principles for minimum wage reform); *Chipotle Mexican Grill, Inc.* (Mar. 8, 2016) (same); *Staples, Inc.* (Mar. 8, 2016) (same); *The TJX Companies, Inc.* (Mar. 8, 2016) (same); *see also Apple, Inc.* (Nov. 16, 2015) (allowing the exclusion of a proposal asking Apple's compensation committee to adopt new compensation principles responsive to the U.S.'s "general economy, such as unemployment, working hour[s] and wage inequality"); *McDonald's Corporation* (Mar. 18, 2015) (permitting the exclusion of a shareholder proposal that urged the board to encourage U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11 per hour); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (concurring in the exclusion of a proposal that requested a report on its suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage").

More generally, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of proposals addressing the compensation of non-executive employees. *See, e.g., Microsoft Corp.* (Sept. 17, 2013) (concurring in the exclusion of a proposal asking the board to limit the average individual total compensation for senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *ENGlobal Corp.* (Mar. 28, 2012) (concurring in the exclusion of a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *General Electric Company* (Jan. 6, 2011) (concurring in the exclusion of a proposal asking the board for a "breakdown" containing specified information about two of the company's pension plans as "the proposal relate[d] to compensation that may be paid to employees generally"); *Amazon.com, Inc.* (Mar. 7, 2005) (concurring in the exclusion of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (Nov. 4, 2004) (concurring in the exclusion of a proposal requesting discontinuation of stock options for all employees and associates); *ConAgra Foods, Inc.* (June 8, 2001) (concurring in the exclusion of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues).

In this case, the Proposal requests that the Company "adopt and publish principles for minimum wage reform." Notwithstanding the Proponent's statement that it does not seek to address general employee compensation matters, the Proposal is not limited to the compensation of the senior-most executive officers, as the minimum wage issue would inherently not affect such employees.[2] Rather, it discusses concerns facing employees generally, costs of inflation, minimum standards of living and the relationship between minimum wage and the federal poverty line. Because the Proposal would impact none of the Company's executives, it is asking shareholders to vote on a matter relating to general employee compensation – an outcome that the Staff has consistently not supported. *See CVS Health Corporation* (permitting exclusion of the Proponent's nearly identical 2016 proposal for minimum wage reform because it related to general compensation matters). Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's general employee compensation, and therefore ordinary business, matters.

ii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Does Not Relate to a "Sufficiently Significant Social Policy Issue."

The Commission indicated in the 1998 Release that proposals that relate to ordinary business matters, but that focus on "sufficiently significant social policy issues . . . generally would not be considered to be excludable [under Rule 14a-8(i)(7)] because the proposals would transcend the day-to-day business matters." In the supporting statement to the Proposal, the Proponent seems to suggest that the Proposal relates to a "significant social policy issue"—it states that "[p]olling demonstrates minimum wage reform is one of the nation's most significant social policy issues." However, as set forth above, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(7) of proposals that have advocated for minimum wage reform and other general compensation matters. *See, e.g., CVS Health Corporation* (permitting exclusion of the Proponent's nearly identical 2016 proposal advocating for minimum wage reform). Moreover, the Staff has specifically concurred in the exclusion of such proposals where the proponent advanced the argument that the proposal related to a "significant social policy issue." *See, e.g., McDonald's Corp.* (permitting exclusion where the proponent took the position that the proposal, which related to payment to employees of a minimum wage, raises policy issues so significant that a shareholder vote is appropriate); *Verizon Communications Inc.* (*avail.* Feb. 23, 2015) (permitting exclusion where the proponent took the position that the proposal, which related to a review of executive compensation practices and a report including a comparison of total compensation package of executives and median wage employees, raises a significant social policy issue).

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(7).

---

[2] The principal difference between the Proponent's 2016 proposal and this Proposal is the inclusion of a sentence claiming that "...this proposal [does not] seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of principles for minimum wage reform." The Company believes this is a rather transparent attempt to try to get the proposal past the Staff's "no action" review, and it belies the proponent's true aim of changing the way the Company pays its non-executive employees. For example, Zevin Asset Management's website includes an "Engagement & Advocacy Update Q4 2016", which states, "We are fighting to get CVS Health [and other companies] to back proposals to raise and index the federal minimum wage." See Exhibit B. The notion that the Proposal seeks to have the Company adopt minimum wage principles in the abstract, and not apply those principles to its own workforce is nonsensical, if not disingenuous.

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). We believe that the Proposal is excludable under Rule 14a-8(i)(3) for the various reasons set forth below.

i. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Vagueness of the Resolution

The Proposal is excludable under Rule 14a-8(i)(3) because of the vagueness of the resolution. The resolution, as noted above, urges the Board to adopt and publish principles for "minimum wage reform." It does not, however, explain whether the proposed principles should apply only to the members of the Company's workforce or to society at large. It does not advocate for a particular policy to be adopted, nor does it suggest particular principles on which the reform should focus. Without additional detail from the Proponent regarding what the "principles for minimum wage reform" might seek to accomplish, it is likely that the Company and its shareholders could interpret the Proposal differently, resulting in action by the Company that departs from those actions envisioned by the shareholders voting on the Proposal. *See Berkshire Hathaway Inc.* (Mar. 2, 2007) (permitting the exclusion of a proposed policy restricting the company from investing in certain securities where the proposal did not adequately describe the particular investments to be barred); *Fuqua Industries, Inc.* (Mar. 12, 1991) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) when, in addition to the fact that certain key terms were undefined, the proposal, when read as a whole, was not clear as to how specific phrases and components should be read together, making it difficult to interpret the meaning of the proposal overall).

ii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of its Failure to Define Key Terms

The Staff consistently has permitted the exclusion of shareholder proposals when such proposals have failed to define certain terms necessary to implement them or where the meaning and application of key terms or standards under the proposal could be subject to differing interpretations. In *Pfizer Inc.* (Dec. 22, 2014), for example, the Staff allowed exclusion of a proposal as vague and indefinite where the proposal requested a policy that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to

the company or its CEO is the directorship." *See also The Boeing Company* (Mar. 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *General Motors Corp.* (Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEO and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable).
Several of the Proposal's key terms are not defined and are so vague and indefinite that the shareholders and the Company would not be able to determine with reasonable certainty what actions or measures the Proposal requires. As a result, the Company and the shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- "Minimum Wage" – The Proposal is vague with respect to its subject matter because it asks the Board to adopt principles regarding the "minimum wage." Without further explanation, it is unclear whether this refers to the federally applicable minimum wage, other applicable state or city limits, or the minimum wage that the Company actually pays to its workers. This creates additional confusion (as mentioned in Section II(B)(i) above) in that it becomes unclear whether the Proposal is requesting that the Board adopt "principles" urging and supporting reform of the federally applicable minimum wage or its various local analogs, or rather a more localized policy applicable only to the Company's employees. Furthermore, the Proposal does not clarify what compensation elements should be considered in the determination of an employee's "minimum wage" or how they should be valued.
- "Principles" – The Proposal asks that the Board adopt and publish "principles" for minimum wage reform, but does not provide clarity with respect to the nature of these "principles." This could be deemed to refer to the adoption of a position that the Company will advocate for with respect to federal minimum wage, or it could refer to the adoption of a policy regarding how Company employees are paid. If the latter, the Proposal is unclear as to whether it requests the adoption of guiding principles or a binding and non-negotiable compensation policy.
- "Reform" – The Proposal is vague with respect to the "reform" that is requested. It is unclear whether the Proposal advocates for a federal, state or local minimum wage at a specific dollar value, adjustments to what Company employees receive as wages or something else entirely.

iii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Misleading Nature of the Supporting Statement

Finally, the Proposal is misleading with respect to the supporting statement it provides. The supporting statement provides some facts regarding the federal minimum wage and the federal poverty line, and quotes the President-elect and executives of other companies on the topic of minimum wages. It refers to "polling," media stories and support of Nobel Prize winners for raising and indexing the minimum wage. The Proposal does not, however, acknowledge the fact that the Company actually pays none of its employees the federal minimum wage. The Proponent's failure to indicate that all of the Company's employees are paid more than the federal minimum wage misleads the reader of the Proposal by creating an implication that this is an issue that permeates the Company's workforce when, in actuality, it affects none of the Company's employees.

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(3).

III. Conclusion

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2017 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action in connection with such omission. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel - Corporate Services

Attachments

cc w/ att.: Pat Miguel Tomaino, Associate Dir. of SRI, Zevin Asset Management, LLC
Stephen T. Giove, Shearman & Sterling LLP
Doreen E. Lilienfeld, Shearman & Sterling LLP

Exhibit A

Proposal and Related Correspondence

Moffatt, Thomas S.

From:	Pat Tomaino [Pat@zevin.com]
Sent:	Tuesday, November 22, 2016 5:34 PM
To:	McIntosh, Colleen
Cc:	Moffatt, Thomas S.
Subject:	Shareholder proposal on minimum wage principles
Attachments:	Zevin_CVS min wage reform 2017.pdf

Dear Ms. McIntosh,

It was a pleasure engaging with you at the Broadridge event this month. I hope you're well before the holiday pause.

Zevin Asset Management continues to believe that investors would benefit from more clarity on the company's views on the minimum wage debate. Therefore we are filing the attached shareholder proposal on behalf of our client, Merrily Lovell 2007 Trust.

Please find the attached packet of documents containing our filing letter, the proposal, and custodial proof of ownership

Your office should also receive these documents via UPS this week. Many thanks for confirming receipt of the attached shareholder proposal at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 22, 2016

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive, MC 1160
Woonsocket, RI 02895

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. McIntosh:

Enclosed please find our letter filing the attached shareholder proposal on minimum wage reform to be included in the proxy statement of CVS Health Corporation (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We value continued dialogue with CVS Health on issues related to its large retail workforce. However, we have elected to file the attached proposal because we continue to believe that investors would benefit from additional clarity on our Company's approach to minimum wage reform in the United States.

Zevin Asset Management is filing on behalf of one of our clients, Merrily Lovell 2007 Trust (the Proponent), which has continuously held, for at least one year of the date hereof, 200 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of CVS shares from our client's custodian is enclosed.

Zevin Asset Management, LLC is the primary filer for this resolution. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules. We may be joined by other co-filers.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 or pat@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

cc: Thomas Moffat, Assistant Secretary, CVS Health Corporation

PRINCIPLES FOR MINIMUM WAGE REFORM

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam has written: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting strong wages and indexing:

- In his campaign, president-elect Donald Trump (then Chairman of the Trump Organization) called for a minimum wage increase.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 22, 2016

To Whom It May Concern:

Please find attached Charles Schwab & Co., Inc's custodial proof of ownership statement of CVS Healthcare Corporation (CVS) from the Merrily Lovell 2007 Trust. Zevin Asset Management, LLC is the investment advisor to the Merrily Lovell 2007 Trust and filed a shareholder resolution on minimum wage reform on behalf of the Trust.

This letter serves as confirmation that the Merrily Lovell 2007 Trust is the beneficial owner of the above referenced stock.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 22, 2016

Re: Merrilly Lovell 2007 Trust ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 200 shares of CVS Health Corp (CVS) common stock. These 200 shares have been held in this account continuously for at least one year prior to November 22, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Marina Beckler
Relationship Specialist

#1213-8191

Moffatt, Thomas S.

From: McIntosh, Colleen
Sent: Wednesday, November 23, 2016 9:46 AM
To: Pat Tomaino
Cc: Moffatt, Thomas S.; McIntosh, Colleen
Subject: RE: Shareholder proposal on minimum wage principles

Dear Pat, Thank you for your correspondence. We acknowledge receipt of the proposal. As always, we appreciate hearing for our shareholders and would be happy to discuss the proposal at a convenient time for all. In the meantime, I hope you have a wonderful holiday.

Best regards,

Colleen

Colleen M. McIntosh | CVS Health | Senior Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5177 | fax: 401-257-6675 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | colleen.mcintosh@cvshealth.com

---

From: Pat Tomaino [mailto:Pat@zevin.com]
Sent: Tuesday, November 22, 2016 5:34 PM
To: McIntosh, Colleen <Colleen.Mcintosh@CVSHealth.com>
Cc: Moffatt, Thomas S. <Thomas.Moffatt@CVSHealth.com>
Subject: Shareholder proposal on minimum wage principles

Dear Ms. McIntosh,

It was a pleasure engaging with you at the Broadridge event this month. I hope you're well before the holiday pause.

Zevin Asset Management continues to believe that investors would benefit from more clarity on the company's views on the minimum wage debate. Therefore we are filing the attached shareholder proposal on behalf of our client, Merrily Lovell 2007 Trust.

Please find the attached packet of documents containing our filing letter, the proposal, and custodial proof of ownership.

Your office should also receive these documents via UPS this week. Many thanks for confirming receipt of the attached shareholder proposal at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing



November 28, 2016

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive, MC 1160
Woonsocket, RI 02895

Dear Ms. McIntosh:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2.2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with CVS Health Corporation on behalf of Portfolio 21 Global Equity Fund for inclusion in the 2017 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Portfolio 21 Global Equity Fund holds more than $2,000 of CVS Health Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2017 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules. Zevin Asset Management, LLC is the lead filer of this proposal.

We would welcome discussion with CVS Health Corporation about the contents of our proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

PRINCIPLES FOR MINIMUM WAGE REFORM

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam has written: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting strong wages and indexing:

- In his campaign, president-elect Donald Trump (then Chairman of the Trump Organization) called for a minimum wage increase.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Portfolio 21 Global Equity Fund at CVS Health Corporation for inclusion in its 2017 proxy materials concerning minimum wage reform principles.

Portfolio 21 Global Equity Fund is the beneficial owner of more than $2,000 worth of CVS Health Corporation common stock that Portfolio 21 Global Equity Fund has held continuously for more than one year. Portfolio 21 Global Equity Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Portfolio 21 Global Equity Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Portfolio 21 Global Equity Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Portfolio 21 Global Equity Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Michelle McDonough
Partner
Trillium Asset Management, LLC, Investment Advisor to The Portfolio 21 Global Equity Fund

10/31/16
Date



November 29, 2016

RECEIVED
DEC 01 2016
LEGAL DEPARTMENT

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive, MC 1160
Woonsocket, RI 02895

Dear Ms. McIntosh:

In accordance with the SEC Rules, please find the attached authorization letter from Portfolio 21 Global Equity Fund as well as the custodial letter from US Bank documenting that they hold sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC., Two Financial Center, 60 South Street, Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures



Fund Custody
Trust Technology and Support Services
1555 N. Rivercenter Drive, Suite 302
Milwaukee, WI 53212
usbank.com

November 28, 2016

Re: Portfolio 21 Global Equity Fund/Acct # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that US Bank holds as custodian for the above client 55,000 shares of common stock in CVS Health Corporation (CVS). These 55,000 shares have been held in this account continuously for at least one year prior to November 28, 2016.

These shares are held at Depository Trust Company under the nominee name US Bank

This letter serves as confirmation that the shares are held by US Bank

Sincerely,

Rhonda Campbell

Rhonda Campbell

Trust Officer

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Portfolio 21 Global Equity Fund at CVS Health Corporation for inclusion in its 2017 proxy materials concerning minimum wage reform principles.

Portfolio 21 Global Equity Fund is the beneficial owner of more than $2,000 worth of CVS Health Corporation common stock that Portfolio 21 Global Equity Fund has held continuously for more than one year. Portfolio 21 Global Equity Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Portfolio 21 Global Equity Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Portfolio 21 Global Equity Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Portfolio 21 Global Equity Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Michelle McDonough
Partner
Trillium Asset Management, LLC, Investment Advisor to The Portfolio 21 Global Equity Fund

10/31/16
Date



Mount St. Scholastica
BENEDICTINE SISTERS

December 7, 2016

Ms. Colleen McIntosh
Senior Vice President, Corporate Secretary and Assistant General Counsel
CVS Health Corp.
1 CVS Dr.
Woonsocket, RI 02895

Sent by Fax: 401.257.6675
Email: colleen.mcintosh@cvscaremark.com

Dear Ms. McIntosh:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Principles for Minimum Wage Reform. In brief, the proposal states RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Zevin Asset Management. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 919 of CVS Health Corp. shares.

We have been a continuous shareholder for one year of $2,000 in market value of CVS Health Corp. stock and will continue to hold at least $2,000 of CVS Health Corp. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Zevin Asset Management the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Pat Tomaino of Zevin Asset Management who may be reached by email: Pat@zevin.com. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,



Rose Marie Stallbaumer, OSB, Treasurer

801 SOUTH 8TH STREET * ATCHISON, KS 66002 * 913.360.6200 * FAX 913.360.6190
www.mountosb.org

Principles for Minimum Wage Reform
2017 – CVS Health Corp.

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

SUPPORTING STATEMENT: We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam has written: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting strong wages and indexing:

- In his campaign, president-elect Donald Trump (then Chairman of the Trump Organization) called for a minimum wage increase.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Moffatt, Thomas S.

From:	Moffatt, Thomas S.
Sent:	Friday, December 09, 2016 10:15 AM
To:	Pat Tomaino
Subject:	FW: Fax To 4012576675, From 9133606190, Pages=2, Job#=55956619
Attachments:	fax-2016-12-07-101546.pdf

Dear Pat:

I am acknowledging receipt of this proposal, which identifies you as the contact person and Zevin as the lead filer. Please ask Ms. Stallbaumer to forward the proof of ownership paperwork for the Benedictine Sisters of Mount St. Scholastica at her earliest convenience.

Tom

Tom Moffatt | Vice President, Asst. Secretary & Asst. General Counsel - Corporate Services | **direct** 401-770-5409 | **fax** 401-216-3758 | CVS Health | One CVS Drive | MC1160 | Woonsocket, RI 02895 | thomas.moffatt@cvshealth.com


CVSHealth

From: McIntosh, Colleen
Sent: Wednesday, December 07, 2016 10:17 AM
To: Moffatt, Thomas S.
Subject: FW: Fax To 4012576675, From 9133606190, Pages=2, Job#=55956619

Colleen M. McIntosh | CVS Health | Senior Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5177 | fax: 401-257-6675 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | colleen.mcintosh@cvshealth.com

---

From: CVSCaremark Fax Service [mailto:fax-2118868@reply.fax2mail.com]
Sent: Wednesday, December 07, 2016 10:16 AM
To: McIntosh, Colleen <Colleen.Mcintosh@CVSHealth.com>
Subject: Fax To 4012576675, From 9133606190, Pages=2, Job#=55956619

You have received a document.

Sender's Name: Via Fax
Sender's Caller ID: 9133606200
Date/Time: Wed Dec 07 10:15:46 2016
Number of Pages: 2



BENEDICTINE SISTERS of BALTIMORE
Emmanuel Monastery

December 9, 2016

Ms. Colleen McIntosh
Senior Vice President, Corporate Secretary and Assistant General Counsel
CVS Health Corp.
1 CVS Dr.
Woonsocket, RI 02895

Email: colleen.mcintosh@cvscaremark.com

Dear Ms. McIntosh:

I am writing you on behalf of the Benedictine Sisters of Baltimore to co-file the stockholder resolution on Principles for Minimum Wage Reform. In brief, the proposal states RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Zevin Asset Management. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 225 number of CVS Health Corp. shares.

We have been a continuous shareholder for one year of $2,000 in market value of CVS Health Corp. stock and will continue to hold at least $2,000 of CVS Health Corp. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Zevin Asset Management the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Pat Tomaino of Zevin Asset Management who may be reached by email: Pat@zevin.com. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Sr. Patricia Kirk, OSB

Sr. Patricia Kirk, OSB
Prioress

2229 West Joppa Road, Lutherville, MD 21093-4601
410-821-5792 • Fax 410-296-9560
bensrs@emmanuelosb.org • www.emmanuelosb.org

Principles for Minimum Wage Reform
2017 – CVS Health Corp.

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

SUPPORTING STATEMENT: We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam has written: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting strong wages and indexing:

- In his campaign, president-elect Donald Trump (then Chairman of the Trump Organization) called for a minimum wage increase.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Moffatt, Thomas S.

From: Moffatt, Thomas S.
Sent: Friday, December 09, 2016 10:10 AM
To: 'jheil@emmanuelosb.org'
Subject: FW:
Attachments: CVS Health Co 20161209.pdf

Dear Ms. Heil:

Receipt of this proposal is hereby acknowledged. We have previously received this proposal from several others, including Mr. Tomaino at Zevin Asset Management, and we look forward to engaging with the proponents on this subject.

Please be sure to forward your proof of ownership paperwork to me at your earliest convenience.

Tom

Tom Moffatt | Vice President, Asst. Secretary & Asst. General Counsel - Corporate Services | **direct** 401-770-5409 | **fax** 401-216-3758 | CVS Health | One CVS Drive | MC1160 | Woonsocket, RI 02895 | thomas.moffatt@cvshealth.com


CVSHealth

From: McIntosh, Colleen
Sent: Friday, December 09, 2016 10:03 AM
To: Moffatt, Thomas S.; Ferdman, Penny L.
Subject: FW:

Colleen M. McIntosh | CVS Health | Senior Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5177 | fax: 401-257-6675 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | colleen.mcintosh@cvshealth.com

---

From: Jane Heil [mailto:jheil@emmanuelosb.org]
Sent: Friday, December 09, 2016 9:59 AM
To: McIntosh, Colleen <Colleen.Mcintosh@CVSHealth.com>
Cc: Kathy White OSB <kwhite@emmanuelosb.org>
Subject:

Please see the attached co-filing from the Benedictine Sisters of Baltimore, signed by Sr. Patricia Kirk, OSB, Prioress.

Contact us if you have any questions.

Peace,
Jane

Jane Heil
Administrative Director
Benedictine Sisters of Baltimore
Emmanuel Monastery
2229 W Joppa Rd, Lutherville, MD 21093-4601
Tel (410) 821-5792
www.emmanuelosb.org

Moffatt, Thomas S.

From: Jane Heil [jheil@emmanuelosb.org]
Sent: Friday, December 09, 2016 11:41 AM
To: Moffatt, Thomas S.
Cc: Austin Main; Kathy White OSB
Subject: RE: FW:

Hi Tom,

Thanks for the acknowledgement.
Our custodian will be verifying that with you shortly, if not already.
If you don't receive it today, please let me know.

Peace,
Jane

Jane Heil
Administrative Director
Benedictine Sisters of Baltimore
Emmanuel Monastery
2229 W Joppa Rd, Lutherville, MD 21093-4601
Tel (410) 821-5792
www.emmanuelosb.org

From: Moffatt, Thomas S. [mailto:Thomas.Moffatt@CVSHealth.com]
Sent: Friday, December 9, 2016 10:10 AM
To: jheil@emmanuelosb.org
Subject: FW:

Dear Ms. Heil:

Receipt of this proposal is hereby acknowledged. We have previously received this proposal from several others, including Mr. Tomaino at Zevin Asset Management, and we look forward to engaging with the proponents on this subject.

Please be sure to forward your proof of ownership paperwork to me at your earliest convenience.

Tom

Tom Moffatt | Vice President, Asst. Secretary & Asst. General Counsel - Corporate Services | **direct** 401-770-5409 | **fax** 401-216-3758 | CVS Health | One CVS Drive | MC1160 | Woonsocket, RI 02895 | thomas.moffatt@cvshealth.com


CVSHealth

From: McIntosh, Colleen
Sent: Friday, December 09, 2016 10:03 AM
To: Moffatt, Thomas S.; Ferdman, Penny L.
Subject: FW:

Colleen M. McIntosh | CVS Health | Senior Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5177 | fax: 401-257-6675 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | colleen.mcintosh@cvshealth.com

From: Jane Heil [mailto:jheil@emmanuelosb.org]
Sent: Friday, December 09, 2016 9:59 AM
To: McIntosh, Colleen <Colleen.Mcintosh@CVSHealth.com>
Cc: Kathy White OSB <kwhite@emmanuelosb.org>
Subject:

Please see the attached co-filing from the Benedictine Sisters of Baltimore,
signed by Sr. Patricia Kirk, OSB, Prioress.

Contact us if you have any questions.

Peace,
Jane

Jane Heil
Administrative Director
Benedictine Sisters of Baltimore
Emmanuel Monastery
2229 W Joppa Rd, Lutherville, MD 21093-4601
Tel (410) 821-5792
www.emmanuelosb.org

Moffatt, Thomas S.

From:	Main, S Austin. [SAMain@1919ic.com]
Sent:	Thursday, December 15, 2016 10:33 AM
To:	Moffatt, Thomas S.
Subject:	FW: FW:
Attachments:	Verification of CVS- 12.09.2016 - BNY.pdf; Verification of CVS- 12.09.2016 - BMO.pdf

Good morning,

Please see the attached custodial letters which are to be received in conjunction with a letter from the Benedictine Sisters of Baltimore dated December 9, 2016.

Kind regards,

Austin

S. Austin Main
Portfolio Associate

19/19 INVESTMENT COUNSEL
One South Street, 25th Floor
Baltimore, MD 21202
Office : 410-454-3186
Fax: 1-443-378-5738
Email: SAMain@1919ic.com
Visit our website: www.1919ic.com

From: Jane Heil [mailto:jheil@emmanuelosb.org]
Sent: Friday, December 09, 2016 11:41 AM
To: 'Moffatt, Thomas S.' <Thomas.Moffatt@CVSHealth.com>
Cc: Main, S Austin. <SAMain@1919ic.com>; Kathy White OSB <kwhite@emmanuelosb.org>
Subject: RE: FW:

Hi Tom,

Thanks for the acknowledgement.
Our custodian will be verifying that with you shortly, if not already.
If you don't receive it today, please let me know.

Peace,
Jane

Jane Heil
Administrative Director
Benedictine Sisters of Baltimore
Emmanuel Monastery
2229 W Joppa Rd, Lutherville, MD 21093-4601
Tel (410) 821-5792
www.emmanuelosb.org

From: Moffatt, Thomas S. [mailto:Thomas.Moffatt@CVSHealth.com]
Sent: Friday, December 9, 2016 10:10 AM
To: jheil@emmanuelosb.org
Subject: FW:

Dear Ms. Heil:

Receipt of this proposal is hereby acknowledged. We have previously received this proposal from several others, including Mr. Tomaino at Zevin Asset Management, and we look forward to engaging with the proponents on this subject.

Please be sure to forward your proof of ownership paperwork to me at your earliest convenience.

Tom

Tom Moffatt | Vice President, Asst. Secretary & Asst. General Counsel - Corporate Services | **direct** 401-770-5409 | **fax** 401-216-3758 | CVS Health | One CVS Drive | MC1160 | Woonsocket, RI 02895 | thomas.moffatt@cvshealth.com



From: McIntosh, Colleen
Sent: Friday, December 09, 2016 10:03 AM
To: Moffatt, Thomas S.; Ferdman, Penny L.
Subject: FW:

Colleen M. McIntosh | CVS Health | Senior Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5177 | fax: 401-257-6675 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | colleen.mcintosh@cvshealth.com

From: Jane Heil [mailto:jheil@emmanuelosb.org]
Sent: Friday, December 09, 2016 9:59 AM
To: McIntosh, Colleen <Colleen.Mcintosh@CVSHealth.com>
Cc: Kathy White OSB <kwhite@emmanuelosb.org>
Subject:

Please see the attached co-filing from the Benedictine Sisters of Baltimore, signed by Sr. Patricia Kirk, OSB, Prioress.

Contact us if you have any questions.

Peace,
Jane

Jane Heil
Administrative Director
Benedictine Sisters of Baltimore
Emmanuel Monastery
2229 W Joppa Rd, Lutherville, MD 21093-4601
Tel (410) 821-5792
www.emmanuelosb.org



BNY MELLON

One Pershing Plaza
4th Floor
Jersey City, NJ 07399

December 09, 2016

Ms. Colleen McIntosh
Senior Vice President, Corporate Secretary and Assistant General Counsel
CVS Health Corp.
1 CVS Dr.
Woonsocket, RI 02895

Re: Co-filing of shareholder resolution: Principles for Minimum Wage Reform

Dear Ms. McIntosh,

As of December 9, 2016, the Benedictine Sisters of Baltimore held 225 shares of CVS Health Corp Common Stock. These shares have been held with The Bank of New York Mellon, N.A., currently DTC #8420, since March 1, 2016.

If you need further information, please contact us at 1-855-233-4091.

Best Regards,

Lisa DiRaimondo
Vice President
BNY Mellon, N.A

BMO Global Asset Management

BMO Global Asset Management
11270 West Park Place, Suite 400
Milwaukee WI 53224-3638

December 9, 2016

Ms. Colleen McIntosh
Senior Vice President, Corporate Secretary and Assistant General Counsel
CVS Health Corp.
1 CVS Dr.
Woonsocket, RI 02895

Re: Co-filing of shareholder resolution: Principles for Minimum Wage Reform

Dear Ms. McIntosh,

From their purchase in 2013 through March 1, 2016 when they were transferred to a successor custodian, 225 shares of CVS Health Corp Common Stock were owned by the Benedictine Sisters of Baltimore and held with BMO Harris Bank, N.A., and DTC Participant No. 992.

If you need further information, please contact us at (920-593-6347).

Best Regards,



Patti Chrzanowski
Trust Officer


FAX

TRANSMITTAL

To: Colleen McIntosh

Firm: CVS Caremark

City: Woonsocket

Fax: 401-257-6675

From: Sr. Susan Mika

Date: 12-9-16

Total Pages: 3
(including cover)

Additional Comments:
Shareholder Resolution
Principles of Minimum
Wage Reform



Benedictine Sisters
Corporate Responsibility
P.O. Box 200423
San Antonio, TX 78220

210-348-6704 phone
210-341-4519 fax

Physical Location:
285 Oblate Drive
San Antonio, TX 78216



Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216

210-348-6704 phone
210-341-4519 fax

December 9, 2016

Ms. Colleen McIntosh
Senior Vice President, Corporate Secretary and Assistant General Counsel
CVS Health Corp.
1 CVS Dr.
Woonsocket, RI 02895

Sent by Fax: 401.257.6675
Email: colleen.mcintosh@cvscaremark.com

Dear Ms.McIntosh:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on Principles for Minimum Wage Reform. In brief, the proposal states

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Zevin Asset Management. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of over $2,000 worth of the CVS Health Corp. shares.

We have been a continuous shareholder for one year of $2,000 in market value of CVS Health Corp stock and will continue to hold at least $2,000 of CVS Health Corp stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Zevin Asset Management the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Pat Tomaino of Zevin Asset Management who may be reached by email: Pat@zevin.com. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Corporate Responsibility Program

Principles for Minimum Wage Reform
2017 – CVS Health Corp

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement: We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam has written: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting strong wages and indexing:

· In his campaign, president-elect Donald Trump (then Chairman of the Trump Organization) called for a minimum wage increase.

· Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.

· Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.

· JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Moffatt, Thomas S.

From: Moffatt, Thomas S.
Sent: Monday, December 12, 2016 8:35 AM
To: 'snmika2010@gmail.com'
Subject: FW: Shareholder Resolution on Principles for Minimum Wage Reform
Attachments: 2017 CVS filing Minimum Wage Principles.docx

Dear Sr. Mika:

Receipt of this proposal is hereby acknowledged. We look forward to engaging with you and the other proponents on the topic of adoption of principles regarding minimum wage reform.

Tom Moffatt

Tom Moffatt | Vice President, Asst. Secretary & Asst. General Counsel - Corporate Services | **direct** 401-770-5409 | **fax** 401-216-3758 | CVS Health | One CVS Drive | MC1160 | Woonsocket, RI 02895 | thomas.moffatt@cvshealth.com



From: McIntosh, Colleen
Sent: Friday, December 09, 2016 1:07 PM
To: Moffatt, Thomas S.
Subject: FW: Shareholder Resolution on Principles for Minimum Wage Reform

Colleen M. McIntosh | CVS Health | Senior Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5177 | fax: 401-257-6675 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | colleen.mcintosh@cvshealth.com

From: Susan Mika [mailto:snmika2010@gmail.com]
Sent: Friday, December 09, 2016 12:40 PM
To: McIntosh, Colleen <Colleen.Mcintosh@CVSHealth.com>
Subject: Shareholder Resolution on Principles for Minimum Wage Reform

Attached is our filing for this shareholder resolution.

We will fax you a copy, too.

--
Sr. Susan Mika, OSB
Benedictine Sisters
P.O. Box 200423
San Antonio, TX 78220
210-348-6704 phone
snmika2010@gmail.com



Dominican Sisters
Grand Rapids, Michigan

onsorships
ssociate Life
ominican Center at larywood
ominican Chapel larywood
etreats/Conferences/ eminars/Workshops
piritual Formation Program

inistries
quinata Hall
ducation/Health Care/ haplaincy
larywood Health Center
laternidad, Chimbote, Peru
arish and Diocesan linistry
artners in Parenting
an Pedro Sula Ministry, onduras
/ORD Project – ESL rogram

dvocacy
dvocacy for Justice
are of Earth
ulture of Peace
nding Homelessness
lobal Partnership

December 6, 2016

Larry J. Merlo, President & CEO
CVS Health Corp
One CVS Dr.
Woonsocket, RI 02895

Dear Mr. Merlo,

The Sisters of the Order of St. Dominic of Grand Rapids, Michigan are the beneficial owners of at least $2,000 of shares of stock of CVS Health Corporation. A letter of verification is enclosed.

I am authorized to inform you of our intention to present the enclosed resolution requesting the Board to adopt and publish principles for minimum wage reform. We file in conjunction with Zevin Asset Management and other church shareholders for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

Sincerely,

Sister Mary Brigid Clingman OP

Sister Mary Brigid Clingman OP
Promoter of Justice
Sisters of the Order of St. Dominic

Cc: Pat Tomaino: Zevin Asset Management
Julie Wokaty: ICCR

Emboldened by faith, serving with joy

2025 Fulton St East
Grand Rapids, MI
49503-3895

T (616) 459.2910
F (616) 454.6105
www.grdominicans.org

Principles for Minimum Wage Reform
2017 – CVS Health Corp

RESOLVED: CVS Health Corporation shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement: We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P research brief stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam has written: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting strong wages and indexing:

- In his campaign, president-elect Donald Trump (then Chairman of the Trump Organization) called for a minimum wage increase.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

ACG Atlanta Consulting Group

December 2, 2016

Sister Mary Brigid Clingman
Promoter of Justice
Dominican Sisters ~ Grand Rapids
2025 E. Fulton
Grand Rapids, MI 49503

RE: CVS Health Corporation

Dear Sister Brigid,

This is to certify that the Dominican Sisters ~ Grand Rapids have beneficially owned 1,109 shares i.e $85,126.84 market value of CVS Health Corporation stock at PNC as of and on December 1, 2016. These shares have been continuously held for more than 12 months prior to this proposal submission date at PNC.

The Dominican Sisters ~ Grand Rapids intend on keeping these shares through the annual meeting. If any further information is required please do not hesitate to contact me at the above number.

Sincerely,



Megan N Miller
Client Operations Specialist

Exhibit B

Engagement & Advocacy Update: Q4 2016 – Zevin Asset Management

Engagement & Advocacy Update: Q4 2016

The election of Donald Trump defined the end of 2016, and it will continue to shape Zevin's advocacy in the year to come. Endangered regulations and troubling cabinet nominations foretell policy uncertainty at best and, very likely, a swing toward unfettered corporate capitalism. The danger to workers and the environment is obvious. The challenge for companies operating under the new administration is that the commercial rules of the road — all the policies that structure firms' risks and opportunities — will be up for grabs.

Now more than ever, investors must hold companies accountable for their social impacts and join with civil society to support the struggles we care about. Early in 2017, Zevin will contact companies in client portfolios and question how they are responding to big rule changes. And, in the last quarter of 2016, we stepped up our advocacy in three major risk areas:

Economic inequality is driving unrest, xenophobia, and despair in America and around the world. We renewed our push for large employers to address wages and help save what's left of the social contract. We are fighting to get **Amazon.com**, **CVS Health**, **Home Depot**, and **TJX Companies** to back proposals to raise and index the federal minimum wage. At CVS, we re-submitted a proposal for the company's annual meeting of stockholders which would force CVS to address the massive gap between the CEO's pay and the wages average employees take home.

Economic inequality intersects with gender, race, and ethnicity, and companies should be held accountable for wage fairness across each of those dimensions. Expanding on a campaign which convinced tech firms like eBay and Apple to report on the gender-based pay gaps in their workforces, we are urging **Colgate Palmolive** and **TJX** to report and remedy pay disparities based on race and ethnicity as well as gender.

We are also challenging **AT&T** to do more to reach out to potential customers who are among the 34 million poor and rural Americans who still lack access to broadband Internet. To address health inequality, we have joined a group of faith-based investors pushing **AbbVie** and **Johnson & Johnson** to disclose why and how those pharmaceutical companies decide to raise the prices of their most popular drugs.

Just in time for the holiday season, **Microsoft** took its own step toward economic justice: after months of engagement from Zevin and other stakeholders, the company announced that its Bing search engine will ban predatory payday loan companies from showing up in paid search results.

Climate change remains a global crisis and a focus for investors, who have already committed $2.3 trillion in capital to various energy and adaptation solutions. Beyond funneling money, however, investors must push companies to use their political and economic power to support the low carbon economy. Last fall, we kept urging **United Parcel Service (UPS)**, **ExxonMobil**, and **Alphabet (Google)** to disclose their climate-focused lobbying, while pushing financial firms **T. Rowe Price**, **JPMorgan Chase**, and **Franklin Resources** to support common-sense climate change policies at the companies they invest in.

UPS has a big climate footprint but an equally large opportunity to lead on energy efficiency and low-emission vehicles. Last November, Zevin filed a shareholder proposal encouraging the company to set a target for using renewable energy. After some negotiation, UPS agreed to announce that it is exploring a renewable energy goal as part of a revamp of its overall climate strategy, and the company joined a group of investors led by Zevin in an intensive dialogue on climate change that will continue through 2017. We

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filed similar proposals at **PepsiCo** and **CVS Health** and will update on the progress of those dialogues. In a related win, Zevin helped convince **Emerson Electric** to issue its first ever sustainability report, which will track and focus the company's work on climate change issues.

In 2016, campaigns pushing the major oil and gas companies to plan for the risks and opportunities of a low-carbon future nearly won majority support among investors. Zevin joined in these efforts again this year, co-filing climate change proposals for the upcoming annual stockholder meetings of **ExxonMobil**, **Chevron**, and **ConocoPhillips**. And we are leading the fight at Chevron for an independent board chairman — a sensible check on executives who have lobbied against climate legislation and pursued a risky, slash-and-burn legal strategy to avoid paying for pollution in the Ecuadorian Amazon.

Civil rights are supposed to be safeguarded by government, but companies must also respect and protect the rights of customers and communities. **AT&T**, for instance, faces questions about its *Hemisphere* program, which sells call data searches to federal and local law enforcement agencies. The company claims that *Hemisphere* complies with lawful police requests; however, the program's database is larger than it has to be and AT&T's searches are more aggressive than the company's privacy policies might indicate. After highlighting privacy risks over the past few years, we are attempting to take our concerns to AT&T's annual stockholder meeting this spring.

We are also carrying forward our work on the private sector's role in mass incarceration. We wrote to **Amazon.com** about legal risks and social impacts in this area when dozens of its delivery drivers were summarily fired after a criminal background check last fall. Wall Street credits Amazon with automating and streamlining retail, and the importance of Amazon's direct employees and contractors is often lost in a techno-utopian haze. Zevin's dialogue with the company is different: we remind Amazon that, despite its technology, its operations still affect (and depend on) the rights and livelihoods of tens of thousands of human workers. In that vein, we have co-sponsored an investor measure urging Amazon to shed light on its background check practices, and we are helping to lead a group of investors raising a range of social issues with management.

Going forward, we will also continue urging companies like Amazon, AbbVie, Intel, and several retailers in our clients' portfolios to adopt progressive hiring policies which consider applicants holistically and do not exclude people because of prior contact with the criminal justice system.

Please contact Pat Tomaino (pat@zevin.com) for more information about these activities and our broader advocacy efforts.

Disclosures:

1. *Registration with the SEC should not be construed as an endorsement or an indicator of investment skill, acumen or experience.*
2. *Investments in securities are not insured, protected or guaranteed and may result in loss of income and/or principal.*
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4. *Unless stated otherwise, any mention of specific securities or investments is for hypothetical and illustrative purposes only. Zevin Asset Management's clients may or may not hold the securities discussed in their portfolios. Zevin Asset Management makes no representations that any of the securities discussed have been or will be profitable.*